KODIAK GAS SERVICES, INC.

15320 Highway 105 W, Suite 210

Montgomery, Texas 77356

June 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kodiak Gas Services, Inc.

Request for Acceleration of Effectiveness of Registration Statement on Form S-1

Registration No. 333-271050

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kodiak Gas Services, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 3:30 p.m., Eastern Time, on June 28, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Matthew Pacey or Jennifer Wu of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786 or (512) 678-9150, respectively, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Robert M. McKee
Robert M. McKee
President and Chief Executive Officer